Fast Casual Concepts, Inc.

141 Amsterdam Rd.

Grove City, PA 16127

October 14, 2021

VIA EDGAR UPLOAD

Division of Corporation Finance

Office of Trade & Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Fast Casual Concepts, Inc. Offering Statement on Form 1-A File Number: 024-11190

To The Division:

Inasmuch as Fast Casual Concepts, Inc. (the “Company”), has amended and uploaded its 1-A POS to include both its annual and interim financial reports as well as the contemporaneously dated Consent of the Auditor, I respectfully request the qualification of the above-referenced offering statement and that such qualification be effective Friday October 15, 2021 at 4 p.m. Eastern Time.

In making this request, the Company acknowledges that:

• Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

• The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and

• The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ George Athanasiadis

CEO